UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 2020

Commission File Number:  0001723069

Tiziana Life Sciences plc

(Exact Name of Registrant as Specified in Its Charter)

3rd Floor,

11-12 St James’s Square

London SW1Y 4LB

United Kingdom

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Pricing of Registered Direct Offering

On August 2, 2020, Tiziana Life Sciences plc (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with institutional investors to purchase an aggregate of 11,009,615 of the Company’s American Depositary Shares (“ADSs”), representing 22,019,230 of the Company’s ordinary shares, nominal value £0.03 per share, at a purchase price of $5.20 per ADS in a registered direct offering (the “Registered Direct Offering”). The total gross proceeds to the Company from the Registered Direct Offering will total approximately $57.25 million. The closing of the sale of the ADSs is expected to occur on or about August 5, 2020, subject to the satisfaction of customary closing conditions.

Pursuant to the Purchase Agreement, the Company has agreed not to issue, enter into any agreement to issue or announce the issuance or proposed issuance of any ADSs, ordinary shares or ordinary share equivalents, or file any registration statement or any amendment or supplement thereto, for a period of 60 days following the closing of the Registered Direct Offering, subject to certain customary exceptions.

The Company also entered into an agreement, (the “Placement Agency Agreement”), with ThinkEquity, a division of Fordham Financial Management, Inc., as sole placement agent (the “Placement Agent”), dated August 2, 2020, pursuant to which the Placement Agent agreed to serve as the Placement Agent for the Company in connection with the Registered Direct Offering. The Company agreed to pay the Placement Agent a cash placement fee equal to 5.0% of the gross proceeds received for the ADSs.

The ADSs to be issued in the Registered Direct Offering will be issued pursuant to a prospectus supplement, which will be filed with the Securities and Exchange Commission (the “SEC”), in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-236013).

The Company’s press release containing additional details of the Registered Direct Offering is filed as Exhibit 99.1 hereto. Copies of the form of Purchase Agreement and the Placement Agency Agreement are filed as Exhibits 10.1 and 10.2, respectively, to this Report on Form 6-K and are incorporated by reference herein. The foregoing summaries of such documents are subject to, and qualified in their entirety by reference to, such exhibits. A copy of the opinion of Orrick, Herrington & Sutcliffe (UK) LLP relating to the legality of the issuance and sale of the Ordinary Shares underlying the ADSs is attached as Exhibit 5.1 hereto.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of ADSs in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

This Report on Form 6-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws.  Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements in this report when it discusses expected timing of the closing of the Registered Direct Offering and planned use of the net proceeds from the Registered Direct Offering. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this report. The forward-looking statements contained or implied in this report are subject to other risks and uncertainties, including market conditions and the satisfaction of all conditions to, and the closing of, the Registered Direct Offering, as well as those discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F filed with the SEC, and in any subsequent filings with the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Exhibits

Attached hereto and incorporated herein are the following exhibits:

Exhibit No.	Description
5.1	Opinion of Orrick, Herrington & Sutcliffe (UK) LLP
10.1	Placement Agency Agreement dated August 2, 2020.
10.2	Form of Securities Purchase Agreement.
23.1	Consent of Orrick, Herrington & Sutcliffe (UK) LLP (included in Exhibit 5.1).
99.1	Press Release, dated August 3, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIZIANA LIFE SCIENCES PLC

Date: August 4, 2020	By:	/s/ Kunwar Shailubhai
		Name:	Kunwar Shailubhai
		Title:	Chief Executive Officer

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